

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2013

<u>Via E-mail</u>
Jeffrey Weiner
Chief Executive Officer and Director
LinkedIn Corporation
2029 Stierlin Court
Mountain View, California 94043

> **Re: LinkedIn Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 19, 2013**
> **File No. 001-35168**

Dear Mr. Weiner:

We have reviewed your letter dated April 24, 2013 in connection with the above-referenced Form 10-K and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 8, 2013.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 1A. Risk Factors</u>

<u>"Growth in access to LinkedIn's services through mobile devices…," page 19</u>

1.   You state in your response to prior comment 5 that the increase in mobile users has not materially impacted your Marketing Solutions revenue to date as such revenue increased 66% from the year ended December 31, 2011 to the year ended December 31, 2012. While we acknowledge that Marketing Solutions revenue increased from fiscal 2011 to 2012, we note that the percentage change in such revenues decreased from a 97% growth rate in fiscal 2010 to 2011 to the 66% increase noted in your response. In addition, we note that such revenues decreased approximately 15% from the fourth quarter of fiscal

2012 to the first quarter of fiscal 2013. Please explain further how you determined that you have not experienced a material impact on Marketing Solutions revenue from mobile use. In addition, you state that when mobile usage begins to have a material impact on Marketing Solutions revenue, you will reevaluate whether disclosure of mobile use metrics is necessary. Please clarify how you will make this determination and describe further the type of events that will cause you to reconsider the need to disclose the mobile metrics.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 36

2.   We note your response to prior comment 8. You state that India and Brazil, your second and fourth largest member markets, together represent approximately 15% of all members, but less than 5% of revenue, while the United States represents 36% of all members, but 64% of revenue. Please explain to us why it appears that you are better able to monetize members in the United States. For example, tell us whether you charge higher prices for your products in the United States than you do in other geographic regions. In addition, please provide us with a more detailed explanation as to why key metrics and revenues by product on a geographic basis are not material to an understanding of your business.

Results of Operations, page 43

3.   We note your response to prior comment 9. Please clarify how the number of registered users is meaningful to understanding your Premium Subscriptions revenues, particularly when you attribute the increase in such revenues to an increase in the number of premium subscribers due to increases in engagement. In addition, explain further your consideration to quantify and discuss material changes in your Premium Subscription product mix as a key metric in analyzing this revenue stream.

　　　　You may contact Megan Akst, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or in his absence, Evan Jacobson, Staff Attorney, at (202) 551-3428. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　/s/ Kathleen Collins

　　　　　　　　　　　　　　　　　　Kathleen Collins
　　　　　　　　　　　　　　　　　　Accounting Branch Chief

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